                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                              ___________________

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              ___________________

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2000

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____ to ______

                        Commission File Number:  1-7775

     A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                         COAL COMPANY SALARY DEFERRAL
                            AND PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Massey Energy Company
                             4 North 4/th/ Street
                           Richmond, Virginia 23219

                             REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof.

     1.  Statement of Net Assets Available for Benefits

     2.  Statement of Changes in Net Assets Available for Benefits

     3.  Notes to Financial Statements

     4.  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits.  The following exhibit is filed as part of this annual report:

     Exhibit 23.1 - Consent of Ernst & Young LLP.

                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          COAL COMPANY SALARY DEFERRAL
                                          AND PROFIT SHARING PLAN



                                          By:  /s/ Madeleine M. Curle
                                               -------------------------------
                                               Madeleine M. Curle
                                               Vice President, Human Resources

Dated:  May 25, 2001

             Coal Company Salary Deferral and Profit Sharing Plan

                Financial Statements and Supplemental Schedule

                    Years ended December 31, 2000 and 1999
                      with Report of Independent Auditors

             Coal Company Salary Deferral and Profit Sharing Plan


                Financial Statements and Supplemental Schedule



                    Years ended December 31, 2000 and 1999



                                   Contents

Report of Independent Auditors..........................................   1

Financial Statements

Statements of Net Assets Available for Benefits.........................   2
Statement of Changes in Net Assets Available for Benefits...............   3
Notes to Financial Statements...........................................   4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..........  10

                        Report of Independent Auditors


Board of Directors
Coal Company Salary Deferral and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Coal Company Salary Deferral and Profit Sharing Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                  /s/ Ernst & Young LLP


May 21, 2001

             Coal Company Salary Deferral and Profit Sharing Plan


                Statements of Net Assets Available for Benefits




                                                        December 31
                                                   2000             1999
                                              -----------------------------

Investments, at fair value                    $100,811,008     $104,426,070

Receivables:
 Investment income                                 209,538          221,456
 Receivable from sale of securities                750,000                -
 Contributions due from employees                  434,287          191,989
 Contributions due from employer                 2,191,219        2,331,054
                                              -----------------------------

Total receivables                                3,585,044        2,744,499
                                              -----------------------------

Net assets available for benefits             $104,396,052     $107,170,569
                                              =============================


See accompanying notes to financial statements.

             Coal Company Salary Deferral and Profit Sharing Plan


           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 2000




Additions:
 Employer contributions                                           $  2,191,219
 Employee contributions                                              8,972,269
 Investment income                                                  11,081,436
                                                                  ------------
                                                                    22,244,924

Deductions:
 Withdrawals by participants                                       (16,282,648)

Net depreciation in fair value of investments                       (8,736,793)
                                                                  ------------
Net deductions                                                      (2,774,517)

Net assets available for benefits at beginning of year             107,170,569
                                                                  ------------

Net assets available for benefits at end of year                  $104,396,052
                                                                  ============


See accompanying notes to financial statements.

             Coal Company Salary Deferral and Profit Sharing Plan


                         Notes to Financial Statements


                          December 31, 2000 and 1999



1. Plan Description


The following description of the Coal Company Salary Deferral and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a contributory defined contribution plan established effective January 1, 1985 by A. T. Massey Coal Co., Inc. (a wholly owned subsidiary of Massey Energy Company) (Massey or the Plan Sponsor) and is administered by Massey for the benefit of full-time Massey employees, including eligible employees of certain subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

Employees may begin participation on the first day of the calendar quarter after hire.

Funding and Vesting

Eligible employees may elect to defer up to 10% of their compensation, as defined by the Plan and as limited by restrictions of the Internal Revenue Code.

The Plan Sponsor may contribute a discretionary amount to the Plan each year as determined by its management.

Participants have a fully vested interest in their account balance at all times.

Upon enrollment in the Plan, employees may direct their investments to any of the Plan's fund options. Participants may change their investment options quarterly.

Distributions

Participants may obtain distributions from their accounts, subject to certain restrictions, upon termination of employment, retirement, upon reaching age 59 1/2, or by incurring a disability or hardship, as defined by the Plan. Designated beneficiaries are entitled to receive the participant's unpaid benefits upon the death of the participant.

             Coal Company Salary Deferral and Profit Sharing Plan

1. Plan Description (continued)

Loans to Participants

Loans are made from the participant's account and are secured by the remaining participant's account balance. Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of 50% of the participant's account or $50,000 in accordance with the Department of Labor's regulations on loans to participants. Loans shall bear a reasonable rate of interest and must be repaid over a period not to exceed 5 years unless the loan is used to purchase the participant's primary residence, in which case the loan term may not exceed 10 years. Principal and interest is paid ratably through monthly payroll deductions. Loans to terminated participants and loans in default are treated as distributions to the participant.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would receive the value of their individual account.

2. Summary of Accounting Policies

Accounting Method

The financial statements of the Plan have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

             Coal Company Salary Deferral and Profit Sharing Plan

2. Summary of Accounting Policies (continued)

Investments

All of the Plan's investments are stated at fair value. Common trusts are valued at quoted redemption values determined by the trustee. Government securities, corporate debt instruments and shares of registered investment companies are valued at quoted market values on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value. Securities transactions are recorded as of the trade date. Interest income is recorded on the accrual basis.

Administrative Expenses

Expenses of the Plan are paid by the Plan Sponsor.

3. Investments

All of the Plan's investments are held in a trust fund administered by Wachovia Bank & Trust Co., N.A. At December 31, 2000 and 1999, investments in each fund (including short-term investments allocated to such funds) consisted of the following:

                                                        December 31
                                                   2000             1999
                                               -----------------------------

Money market fund                              $  7,310,764     $  9,262,010
Fixed income fund                                 5,400,246        6,312,286
American balanced fund                           17,902,036       19,388,448
Fundamental investors                            37,669,410       38,371,882
AIM constellation fund                           26,866,791       25,582,310
Loan fund                                         5,661,761        5,509,134
                                               -----------------------------
                                               $100,811,008     $104,426,070
                                               =============================

             Coal Company Salary Deferral and Profit Sharing Plan

3. Investments (continued)

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $8,736,793 as follows:

                                                              Year Ended
                                                          December 31, 2000
                                                          -----------------

Money market fund                                            $    35,868
Fixed income fund                                                205,493
American balanced fund                                         1,228,367
Fundamental investors                                         (1,472,919)
AIM constellation fund                                        (8,733,602)
                                                             -----------
                                                             $(8,736,793)
                                                             ============

4. Related Party Transactions

Certain Plan assets are invested in funds sponsored by Wachovia Bank and Trust Co., N.A., trustee of the Plan. Transactions involving these instruments are considered to be party-in-interest transactions for which statutory exemption exists under the Department of Labor Regulations.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 14, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended since the date of its determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

             Coal Company Salary Deferral and Profit Sharing Plan

6. Differences Between Financial Statements and Forms 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                    December 31
                                                               2000             1999
                                                           -----------------------------
Net assets available for benefits per the
 financial statements                                      $104,396,052     $107,170,569
Amounts allocated to withdrawn participants                   2,202,232        1,889,415
                                                           -----------------------------
Net assets available for benefits per the Form 5500        $102,193,820     $105,281,154
                                                           =============================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                      Year ended
                                                                   December 31, 2000
                                                                   -----------------
Benefits paid to participants per the financial statements             $16,282,648
Add:  Amounts allocated on Form 5500 to withdrawn participants
 in the current year                                                     2,202,232

Less:  Amounts allocated on form 5500 to withdrawn participants
 in the prior year                                                      (1,889,415)
                                                                       -----------
Benefits paid to participants per the Form 5500                        $16,595,465
                                                                       ===========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                             Supplemental Schedule

              Coal Company Salary Deferral and Profit Sharing Plan


         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)


           Employer Identification Number 54-0295165, Plan Number 002


                          Year ended December 31, 2000



                                                  Description of investment including
     Identity of issue, borrower,                   maturity date, rate of interest,                 Current
       lessor or similar party                     collateral, par, or maturity value                 Value
--------------------------------------------------------------------------------------------------------------
Common/Collective Trusts:
 *WB DTF Short-Term Investment Fund
                                                              2,024,550 shares                      $2,024,550
                                                                                                    ==========

Government Securities:
 U.S. Treasury Notes                             Maturing 9/30/01; 5.63%; $600,000 par              $  599,718
 U.S. Treasury Notes                             Maturing 8/31/01; 6.50%; $750,000 par                 753,630
 U.S. Treasury Notes                             Maturing 7/31/01; 6.63%; $600,000 par                 603,186
 U.S. Treasury Notes                             Maturing 6/30/01; 5.75%; $1,000,000 par             1,000,000
 U.S. Treasury Notes                             Maturing 5/15/01; 5.50%; $750,000 par                 749,535
 U.S. Treasury Notes                             Maturing 8/15/03; 5.75%; $250,000 par                 253,750
 U.S. Treasury Notes                             Maturing 3/31/01; 6.38%; $1,000,000 par             1,000,940
 U.S. Treasury Notes                             Maturing 1/31/01; 4.50%; $750,000 par                 749,063
 U.S. Treasury Notes                             Maturing 5/15/08; 5.63%; $400,000 par                 410,876
 U.S. Treasury Notes                             Maturing 10/31/01; 5.75%; $700,000 par                701,309
 Federal Farm Credit Bank                        Maturing 5/1/02; 5.25%; $900,000 par                  895,077
 Federal Home Loan Bank Note                     Maturing 9/15/03; 5.13%; $100,000 par                  98,750
 Federal National Mortgage Association Bond      Maturing 10/15/07; 6.63%; $400,000 par                417,436
 Federal Home Loan Mortgage Corporate Bond       Maturing 3/15/09; 5.75 %; $700,000 par                690,263
 Federal Home Loan Mortgage Corporate Bond       Maturing 9/15/10; 6.88%; $200,000 par                 212,968
 Federal Home Loan Bank Bond                     Maturing 3/19/01; 5.63%; $580,000 par                 579,368


                                                                                                    ----------
Total Government Securities                                                                         $9,715,869
                                                                                                    ==========

              Coal Company Salary Deferral and Profit Sharing Plan


   Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)


           Employer Identification Number 54-0295165, Plan Number 002


                                              Description of investment including
     Identity of issue, borrower,               maturity date, rate of interest,                Current
       lessor or similar party                 collateral, par, or maturity value                Value
---------------------------------------------------------------------------------------------------------
Corporate Debt Instruments:
 American General Finance Corp.           Maturing 11/1/03; 5.75%; $100,000 par                $   98,396
 Associates Corp. N.A.                    Maturing 5/16/05; 6.20%; $75,000 par                     74,564
 AT&T Corp.                               Maturing 9/15/02; 6.50%; $100,000 par                    99,615
 Chase Manhattan Corp                     Maturing 6/01/07; 7.25%; $170,000 par                   174,700
 Coca Cola Enterprise Inc.                Maturing 11/1/08; 5.75%; $100,000 par                    95,567
 Disney Global                            Maturing 3/30/06; 6.75%; $100,000 par                   103,241
 Du Pont De Nemours & Co.                 Maturing 10/15/02; 6.75%; $100,000 par                  101,350
 Glen Electric Capcorp                    Maturing 4/15/02; 5.50%; $100,000 par                    99,435
 GTE North Inc.                           Maturing 11/15/08; 5.65%; $75,000 par                    69,495
 Hasbro Inc.                              Maturing 11/1/05; 5.60%; $100,000 par                    72,000
 Household Finance Corp.                  Maturing 6/03/02; 7.08%; $15,000 par                     15,172
 Ikon Capital Resource Inc.               Maturing 5/21/01; 6.94%; $35,000 par                     33,631
 International Lease Finance              Maturing 5/01/02; 5.63%; $40,000 par                     39,797
 Lehman Brothers Holdings Inc.            Maturing 5/15/03; 7.00%; $45,000 par                     45,334
 Morgan Stanley Group                     Maturing 3/1/07; 6.88%; $40,000 par                      40,286
 National Westminster Bancorp Inc.        Maturing 11/15/03; 9.38%; $45,000 par                    48,591
 PP&L Transition Bond Co LLC              Maturing 6/25/09; 7.05%; $55,000 par                     57,114
 Scana Corporation                        Maturing 7/8/03; 6.25%; $100,000 par                     99,606
 Sonoco Products                          Maturing 11/15/04; 7.00%; $170,000 par                  171,561

                                                                                               ----------
Total Corporate Debt Instruments                                                               $1,539,455
                                                                                               ==========

               Coal Company Financial Statements (2000)(vi).doc


              Coal Company Salary Deferral and Profit Sharing Plan


   Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)


           Employer Identification Number 54-0295165, Plan Number 002


                                           Description of investment including
     Identity of issue, borrower,            maturity date, rate of interest,            Current
       lessor or similar party              collateral, par, or maturity value            Value
---------------------------------------------------------------------------------------------------

Registered Investment Companies:
Fundamental Investments                              1,199,189 shares                  $ 37,366,740
American Balanced Fund                               1,143,217 shares                    17,685,569
AIM Equity Funds, Inc. -
 Constellation Fund Class A                          918,521 shares                      26,572,825
Blackrock Strategic Term Trust Inc.                   26,227 shares                         244,239
                                                                                       ------------
Total Registered Investment Companies                                                  $ 81,869,373
                                                                                       ============

*Participant Loans:                        Interest rates range from 8% to 11%;
                                         maturity dates vary with remaining terms
                                                     of 1 to 10 years                  $  5,661,761
                                                                                       ============

Grand Total                                                                            $100,811,008
                                                                                       ============

*Party-in-interest.

                                 EXHIBIT INDEX


Exhibit No.                                  Description
-----------                                  -----------

23.1                                         Consent of Ernst & Young LLP.